# Delaware

## The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF AMENDMENT OF "EVCSC INNOVATIONS
INC", FILED IN THIS OFFICE ON THE EIGHTH DAY OF FEBRUARY, A.D.
2024, AT 12:27 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7652874  8100

SR# 20240418463

Authentication: 202775196

Date: 02-08-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

# STATE OF DELAWARE
# CERTIFICATE OF AMENDMENT
# OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

**FIRST:** That at a meeting of the Board of Directors of

EVCSC INNOVATIONS INC

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

**RESOLVED,** that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH. The corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the corporation shall have the authority to issue is 10,000,000 shares of Common Stock, and the par value of each of such shares is 0.001.

**SECOND:** That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

**THIRD:** That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

**IN WITNESS WHEREOF,** said corporation has caused this certificate to be signed this 26 day of JANUARY, 2024.

By: [signature]
Authorized Officer

Title: Treasurer

Name: Sherman Axel Gregory
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:27 PM 02/08/2024
FILED 12:27 PM 02/08/2024
SR 20240418463 - File Number 7652874